900 King Street Suite 100 Rye Brook, NY 10573	Tel 914.307.7000 Fax 914.307.4044

August 13, 2007

Ms. Linda van Doorn

Senior Assistant Chief Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C 20549

Re:	Kenmar Global Trust Form 10-K for the fiscal year ended December 31, 2006 File No. 333-08869

Dear Ms. Van Doorn

We acknowledge receipt of your letter dated July 31, 2007 in regards to the Form 10-K for the fiscal year ended December 31, 2006 for Kenmar Global Trust (“KGT”).

Following are our responses to your questions requesting clarification:

1.	Report of Independent Registered Public Accounting Firm.

SEC Comment:

In accordance with Rule 2-02 of Regulation S-X, in future filings please have your auditor revise their report to indicate the city and state where the report was issued.

Response:

Deloitte & Touche LLP (“D&T”) is KGT’s Independent Registered Public Accounting Firm. D&T’s report was issued from New York, New York. In future filings, we will ensure that our auditors include this information within their accountants’ report as required by Rule 2-02 of Regulation S-X.

2.	Certifications—Exhibits 31.1 and 31.2

SEC Comment:

Considering that the certifications must be signed in a personal capacity, please revise the certifications in all future filings to exclude the title of the certifying individual from the opening sentence.

Response:

In future filings, KGT will remove the title of the certifying individual from the opening sentence of the certification.

Finally in connection with our response, KGT acknowledges that:

a.	KGT is responsible for the adequacy and accuracy of the disclosures in the filing.
b.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing: and
c.	KGT may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: August 9, 2007	By:	/s/ David K. Spohr
Name: David K. Spohr Title: Senior Vice President and Director of Fund Administration (Principal Financial/Accounting Officer)